NEWS RELEASE
BONTAN CORPORATION OBTAINS SIGNIFICANT
ISRAEL OFFSHORE OIL AND GAS CONCESSIONS

Toronto, Ontario, November 23, 2009 – Bontan Corporation Inc.  (Bontan) (OTCBB:BNTNF)      is pleased to announce that it has acquired, through its wholly owned subsidiary, an indirect 71.63% working interest in  two drilling licenses and one exploration permit in the Levantine Basin, 40 kilometers off the West coast of Israel in the eastern Mediterranean (“Project Assets”).   Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”) cover approximately 198,000 acres (803 sq. kilometers), and Petroleum Preliminary Permit 199 (“Benjamin”), covers approximately 461,000 acres (1,865 sq kilometers).

Bontan’s interest is held by its 75% equity interest in Israel Petroleum Company, LTD. (IPC).  IPC has acquired an undivided 95.5% working interest in the Project Assets from a private company, subject to approval of the transfer by the Israeli Ministry of Infrastructure.

The consideration paid by Bontan in connection with the acquisition of its interest in IPC was a cash consideration, 8.6 million common shares and 22.8 million common share warrants. The warrants have a term of 5 years and are exercisable at US$4 per share.  The private company retained a 3% overriding royalty in the Project Assets.

Bontan arranged for one-year loans to cover part of the acquisition cost. The loans accrue interest at 10%, are payable without penalty at any time, and are secured by a portion of the shares in IPC. A total of 1.15 million common share warrants have been issued to the lenders as compensation for the loans. The warrants have a five year term and are exercisable at US $0.35 per share.

All shares and warrants issued are restricted from trading until their resale is registered with the U.S. Securities and Exchange Commission.

About the Project area

The Project Assets are located in the Levantine Basin near the recent Tamar 1, Tamar 2, and the Dalit natural gas discoveries.   The three wells were drilled by Noble Energy Inc. (NBL.NYSE), who partnered with Delek Energy Systems (DEOL.TA), Isramco (ISRA.TA), and Avner Oil and Gas LP (AVNR.TA).  The wells have a reported 6.8 TCF (1.02 BBOE) of estimated proved, probable and possible reserves in the licensed area, making this the second largest gas discovery in the world since January 2008. South of the Project Assets is the existing Mari-B field, also drilled by Noble, Delek, and Avner, which contains a reported 1 TCF (150 MBOE) of estimated proved, probable and possible reserves.

The required 3-D seismic for the license area is in the process of being completed.   The required 2-D seismic work for the permit has been completed and application will be made to convert the permit to a license.

Management of Project Assets

International Three Crown Petroleum LLC (ITC), managed by Howard Cooper, owns a 22.5% equity interest in IPC and will operate the Project Assets.  Mr. Cooper has been involved in the international oil and gas business for thirty years, having successfully developed projects in the United States, Russia, and Kazakhstan.  Mr. Cooper commented, “Obtaining two licenses and an adjoining permit adjacent to Noble Energy’s estimated 6.8 TCF recent discoveries and north of the existing Mari-B field is very exciting.  Analysts have valued Noble’s 36% interest in their new discoveries at $1.5 billion.  We are very excited about the potential upside to this project.”

Kam Shah, CEO of Bontan, commented, “The acquisitions of the Mira License, Sarah License and the Benjamin Permit, covering over 2,660 square kilometres,  provides Bontan with the long awaited opportunity to participate in the development of Israel’s offshore oil and gas resources. With the 6.8 TCF discoveries north of the Project Assets, the possibility of significant hydrocarbon deposits on our project area exists."

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an international diversified natural resource company that operates and invests in exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

There are 48,338,429 shares outstanding and 44,024,478 warrants and options outstanding as at November 24, 2009, for a total of 92,362,907 shares on a fully diluted basis.

For further information, contact the company’s investor relations, John Robinson at Current Capital Corp. at 416-860-0211, www.bontanoilandgas.com

Forward-Looking Statements

This news release may include forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan’s current views and assumptions about future events and financial performance. No assurances can be given that such future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in the forward-looking statements, include, without limitation, economic and political developments in Israel, approval of the transfer of the two licenses and permit to IPC by the Israeli Petroleum Commissioner, reliance on ITC as well as third-party consultants and contractors to develop the project, the ability of Bontan and IPC to raise sufficient capital, the risk that no hydrocarbons may be found or that 2D and 3D seismic may diminish the attractiveness of the assets, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, geological and geophysical analysis and interpretation, exploration and development risks, drilling and operating risks, competition, environmental risks, government regulation or other action, potential disruption from terrorist activities and warfare in the region or at the project assets, general economic conditions and other risks set forth from time to time in Bontan’s filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information contained herein.